

Mail Stop 3720

March 3, 2017

Colin M. Angle
Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, MA 01730

> **Re:** **iRobot Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-36414**

Dear Mr. Angle:

We have reviewed your filing and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

Revenue Recognition, page 47

1. We note from Alison Dean's discussion of 4th quarter 2016, during your December 31, 2016 fiscal quarter earnings call, you recorded $5 million of specific and general reserves against revenues for pricing support. Tell us why you believe it became necessary for you to establish such pricing support reserves during the 4th quarter of 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications